TABLE OF CONTENTS

CHAPTER 1

DIRECT TESTIMONY OF T. J. FLAHERTY
IDENTIFICATION OF MERGER SYNERGIES

                                                           Page

I.     INTRODUCTION                                          1

II.    THE COST SAVINGS AND COST AVOIDANCES THAT HAVE BEEN
       IDENTIFIED AS "SYNERGIES" ARE DIRECTLY ATTRIBUTABLE
       TO THE MERGER                                         1

III.   THE MERGER WILL CREATE DIFFERENT TYPES OF SYNERGIES   3

IV.    PE AND ENOVA CONDUCTED A DETAILED AND COMPREHENSIVE
       REVIEW PROCESS TO IDENTIFY SYNERGIES                  6

V.     THE SYNERGIES RESULTING FROM THE MERGER OF PE AND
       ENOVA COMPARE FAVORABLY WITH THE RESULTS OF OTHER
       RECENT MERGERS                                        9

VI.    PE AND ENOVA HAVE INITIATED AN ONGOING PROCESS TO
       HELP REALIZE THEIR ESTIMATED SYNERGIES               12

VII.   SUMMARY                                              13




                 DIRECT TESTIMONY OF T. J. FLAHERTY
                 IDENTIFICATION OF MERGER SYNERGIES

                               I.

                         INTRODUCTION

     My name is Thomas J. Flaherty and I am employed by Deloitte & Touche Consulting Group ("D&T") as the National Partner-Utilities Consulting. I have over 23 years of experience working on all aspects of regulated utilities, and in particular, mergers and acquisitions of operating utilities and their holding companies. A detailed statement of my qualifications is included in Exhibit M-7. I am personally familiar with the proposed combination of Pacific Enterprises ("PE") and Enova Corporation ("Enova").
     My testimony relates to the cost savings and cost avoidances estimated by the management of PE and Enova that are anticipated to result from this proposed combination. In my testimony:
I set forth a definition of "synergies" that distinguishes cost savings and cost avoidances resulting from the merger from cost savings and cost avoidances resulting from other sources; I discuss the process PE and Enova used to calculate these merger-related synergies and how this process not only conforms to, but is more rigorous than, the process typically followed in similar utility mergers; I explain how the synergies attributable to the merger of PE and Enova compare to the synergies resulting from other recent utility and utility holding company mergers; and I discuss the ongoing process that PE and Enova have established to help them actually realize their estimated merger-related synergies.

                               II.

   THE COST SAVINGS AND COST AVOIDANCES THAT HAVE BEEN IDENTIFIED
      AS "SYNERGIES" ARE DIRECTLY ATTRIBUTABLE TO THE MERGER

     The merger of companies in any industry typically creates a variety of benefits -- strategic, operational, or economic.
These benefits of working together, often referred to as "synergies," are the principal reason for most mergers and acquisitions. Some merger benefits are more difficult to quantify, such as the possibility that two complementary companies will be able to achieve greater revenue growth working together as one company than each would on its own. Other merger benefits, such as merger-related cost savings and cost avoidances, are more readily calculated.
     My testimony is concerned with cost savings and cost avoidances. However, PE and Enova have not ignored other potential benefits of their merger. In fact, the "Policy" testimonies of Stephen Baum and Richard Farman (Exhibit M-1) directly address the numerous strategic benefits of bringing the two companies together. My testimony focuses upon merger-related synergies and for the purposes of my testimony, synergies are a cost savings or cost avoidance that is directly attributable to the merger.
     Normally, cost savings are considered to be reductions in the total cost of service resulting from the elimination of duplicative activities or redundancies. Cost avoidances are the ability to forego certain types of expenditures (normally capital expenditures) due to the reduced need for parallel capabilities.
     A cost savings or cost avoidance is directly attributable to the merger if it is not reasonably attainable in the absence of the merger. For example, both companies conduct certain activities which are similar in nature, such as investor relations. The merger will allow the companies to save costs by eliminating redundancies in these related activities. Without the merger, this activity elimination could not take place -- each company would need to perform its own separate investor relations activities. Other examples of merger-related synergies would include the reduced costs which would result from coordinated technology planning or work volume distribution that can only take place once PE and Enova combine.
     Additionally, cost savings or cost avoidances which result from the new size and economic scope of the combined entity are merger-related. For example, routine activities which could not be economically outsourced by PE, Enova or their utility affiliates individually may now be candidates for outsourcing given the new combined entity's greater volume. Similarly, activities that PE, Enova and their utility affiliates now outsource might be performed more cost-effectively internally by the combined entity where volumes justify specialized resources. The greater size of the combined entity may enable it to be a more cost-effective purchaser of various products and services. Further, to the extent that the combination of PE and Enova enables these companies and their utility affiliates to reduce costs by transferring technology or competencies to each other, these benefits are also merger-related if such actions could not have been effectively implemented by PE, Enova, or their utility affiliates independently, or if such transfers enable operating costs to be reduced more rapidly or more cheaply than otherwise would have been the case.
     Each of the categories described above, as well as other additional cost savings or cost avoidances which are directly attributable to the merger, are synergies. Conversely, cost savings or avoidances which would have occurred in the absence of the merger are not synergies and are not included in PE's and Enova's calculation of synergies attributable to the merger. Accordingly, those initiatives already planned by PE, Enova, or their utility affiliates that would affect future cost levels have been reduced from the starting point the companies used to calculate merger synergies.
     In addition, certain costs will be incurred to effectuate the merger or to enable merger synergies to be achieved. These "costs to achieve" are out-of-pocket, cash costs and a necessary element of consideration in quantifying merger synergies. Lack of recognition of these costs to achieve would overstate the amount of merger savings available to customers and shareholders.
                             III.

             THE MERGER WILL CREATE DIFFERENT TYPES
                         OF SYNERGIES

     The synergies which typically result from the merger of two utilities can be broken into two generic categories: (1) a reduction in operations and maintenance ("O&M") expenses; and
(2) a reduction or elimination in the need for future capital expenditures. This distinction is usually important for determining the amount of synergies that will be shared between utility customers and shareholders. O&M expenses are usually included in rates, and therefore merger-related reductions of such expenses (cost savings) would typically be available for sharing with utility customers. On the other hand, future capital expenditures are usually not included in rates, and therefore merger-related reductions or eliminations of future capital expenditures (cost avoidances) are typically not available for distribution to utility customers, except to the extent that such capital expenditures are already being recovered in utility rates. In this circumstance, however, SDG&E currently is operating under performance-based regulation for its gas operations and a rate cap for its electric operations and SoCalGas is pursuing performance-based regulation. Under the mechanics of these regulatory approaches, future capital expenditures can generally be considered to be reflected in the ongoing cost to serve the customer. To the extent that these future expenditures are considered in the existing (or filed) regulatory model, synergies related to cost avoidance are subject to distribution similar to cost savings. To facilitate understanding and categorization of identified synergies, PE and Enova clearly distinguish between merger-related cost savings which result from a reduction in utility O&M expenses and merger-related cost avoidances which result from a reduction or elimination in the need for future utility capital expenditures. Although PE and Enova are proposing to share net synergies (after costs to achieve) between customers and shareholders, the companies are doing so under the assumption that no adjustments are made to their existing or proposed regulatory models that have the effect of reducing revenue requirements for synergies-related costs over the estimation period (1998-
2007). Should the Commission adjust the baselines assumed in the PE and Enova regulatory models, the synergies available for distribution between customer and shareholders -- both cost savings and cost avoidances -- could be affected.
     Several different types of merger synergies are typically available in utility mergers. These types of synergies captured by PE, Enova, and their affiliates are identified and defined below:

     o Avoidance of Duplication and Overlap - Where similar activities are performed within the stand-alone companies, a merger can result in reduced costs from the elimination of replication in positions or expenditures.
     o Economies of Scale - The affiliation of two companies and their respective purchase volumes creates economies in procurement through the potential lower unit costs associated with volume discounts.

     o Avoidance of Parallel Capital Expenditures - Merging companies pursuing similar project-related expenditures, such as for new information systems, can avoid duplicate capital outlays through adoption of one party's system upon completion.

     PE and Enova have identified several principal areas where they anticipate cost savings and cost avoidances, including corporate labor, field support labor, corporate programs, facilities, nonfuel purchasing, and gas supply. Each of these categories is described below to provide an overview of the nature of the synergies typically captured in a utility merger.

     o Corporate Labor - This category reflects the position reductions related to performance of administrative and management activities on a combined basis rather than as stand-alone entities. These positions can be reduced because these required functions can be centralized and performed once on behalf of the combined entity rather than by the two entities separately.

     o Field Support Labor - Similar to corporate labor above, position reductions in the field support area are created by the ability to centralize certain functions, such as engineering, purchasing, marketing administration and gas supply planning. These positions can be reduced because the required functions can be integrated to provide a common base of activity, thus requiring fewer resources to perform related functions.

     o Corporate Programs - This area relates to the nonlabor expenditures associated with corporate headquarters functions, such as benefits, insurance, advertising and information systems. This also includes expenditures for third-party payments for professional services for legal, consulting, etc., that can be reduced. These reductions are possible by eliminating duplication in performance and achieving economies of scale for the procurement of certain services.

     o Facilities - This category reflects the ability to consolidate personnel in reduced total square footage than presently exists since the number of personnel will be reduced, freeing up floor space. Thus, remaining personnel will be housed in smaller or fewer corporate locations than currently exist. In addition, certain operating facilities may be consolidated, such as meter shops, to reflect the ability to centralize these activities in one location.
     o Nonfuel Purchasing - This category reflects certain economies of scale related to the procurement of materials and supplies or contract services. These economies will result from higher combined purchasing volumes than either company presently procures, thus reducing the unit cost through greater discount potential.

     o Gas Supply - Two gas utilities separately purchasing and arranging transportation for gas may be able to realize certain benefits from combining their supply purchases or otherwise utilizing available assets more effectively.

     These cost savings and cost avoidance categories are further discussed in the accompanying testimony of Debra Reed and Frank Ault entitled "Identification of Merger Synergies." I have reviewed this testimony and believe that the synergies described by Ms. Reed and Mr. Ault appear reasonably attainable if the merger is allowed to take place. Moreover, I also believe that these synergies are directly related to the merger, and would not take place in the absence of the merger.

                             IV.

     PE AND ENOVA CONDUCTED A DETAILED AND COMPREHENSIVE REVIEW
                 PROCESS TO IDENTIFY SYNERGIES

     Time constraints and confidentiality restrictions often limit the amount of resources that merging companies can devote to synergies quantification prior to the initial public announcement of a merger. Although PE and Enova were also initially subject to significant time and confidentiality constraints, the companies made concerted efforts to develop realistic merger-related cost savings and cost avoidance estimates prior to announcement. And, after the initial public announcement, these efforts were even more extensive and rigorous than many other merger-related synergy quantification efforts that I have been involved with. I believe that PE's and Enova's detailed and comprehensive review process provides a sound basis for the synergies estimate developed by PE and Enova, and should demonstrate to the Commission that the identified cost savings and cost avoidances have been thoroughly evaluated and are reasonably attainable.
     Prior to public announcement of their merger, PE and Enova assembled a senior management working group to estimate the potential cost savings and cost avoidances that would arise from the merger. D&T assisted the working group in this effort, and D&T has continued to assist the companies in their post-announcement synergies review process. The working group assembled, reviewed, and evaluated relevant information, and then presented the results of its analysis to the executive managements of both companies. Because of confidentiality concerns, middle management was not directly involved in this pre-announcement analysis. However, after the merger was publicly announced, the working group, which had taken on broader responsibilities as the Transition Management Team (the "TMT"), assembled middle managers from both companies into the following ten "synergies teams" to further calculate the synergies that could be anticipated from the merger:

   o  Accounting and Finance           o  Support Services

   o  Human Resources                  o  Customer Services

   o  Legal and External Relations     o  Marketing

   o  Information Technology Services  o  Transmission and
                                            Distribution

   o  Corporate Services               o  Gas Operations

     Each synergies team was made up of six to eight middle managers, many of whom dedicated themselves for approximately five weeks to the calculation of potential cost savings, cost avoidances and costs to achieve. In addition, these managers were assisted by other PE and Enova personnel as the need arose during the evaluation process, especially in areas that required significant technical expertise. The TMT provided the synergies teams with guidance throughout the process, and assisted the teams with certain overall assumptions (such as the anticipated rate of inflation). The synergies teams met in working sessions over the entire five-week period, and conducted a detailed analysis of information relevant to their deliberations. Each team was directed by a team leader who was responsible for the team's work. The synergies teams quantified the potential synergies in their respective areas, and then presented the results of their work to the TMT.
     Those areas where potential merger-related impacts were expected to occur were identified by review of the current organizational alignment and operational focus of PE and Enova. This review provided an initial perspective on the individual functions and field office locations and established where similar functions resided or were performed, as well as future plans and emphasis of each of the companies.
     The identified areas were reviewed in greater detail based on the available information obtained from each of the companies.

This review focused on further understanding the function, scope, staffing levels, expenditure patterns, account content, expected changes, and other relevant factors. For example, a detailed staffing alignment was prepared to compare functions within PE and Enova.
     This detailed staffing alignment was developed based on comprehensive human resources files made available to the synergies teams. This information was used to align the various functions and subfunctions of the companies and determine the number of resources devoted to related activities. The synergies teams spent considerable time assuring that all appropriate resources were accounted for in the functions affected by the merger and that all functions or subfunction resources -- whether permanent employees, part-time employees or contractors -- were identified. Specific questions about operating assumptions (e.g., bargaining unit differences or implementation timing), were addressed to members of other synergies teams both during, and in follow-up to, these discussion meetings to assure appropriate coordination.
     As a result of this review, several operational areas were identified where the opportunity existed for cost savings and cost avoidances directly attributable to the merger. These areas were discussed within the synergies teams and additional refinements were made. These discussions focused on assumption development, data analysis, and operational implementation. For example, implementation constraints due to systems conversion were identified to assist the teams with respect to the timing of potential position reductions from integration of the specific functions. These areas were challenged as to whether the opportunity for potential synergies existed due specifically to the merger, whether these cost savings or cost avoidances were attainable in the near term, and the value of these potential benefits. Upon internal review of the quantification of potential cost savings or cost avoidances, the synergies teams agreed to a level of quantification that was attainable based on the analysis of synergies potential given the level of currently available information.
     The TMT thoroughly challenged the synergies quantification presented by the various synergies teams, as well as the various assumptions that formed the basis for the teams' estimates.
In addition, the TMT also directed an independent review team, assisted by D&T, to review the completeness and accuracy of the information presented by the synergies teams. Throughout the process, the TMT focused on identifying merger-related synergies and on excluding any cost savings or avoidances which could or would have been achieved in the absence of the merger.
     The results of the extensive synergies identification and quantification work developed by the synergies teams and the TMT are set forth in the accompanying "Identification of Merger Synergies" testimony of Debra Reed and Frank Ault and the "Allocation of Merger Synergies" testimony of Ralph Todaro (Exhibit M-4). Thousands of hours of work by more than one hundred PE and Enova personnel provide a sound basis for Ms. Reed's and Mr. Ault's estimates. As set forth above, I believe that PE's and Enova's detailed and comprehensive review process should demonstrate to the Commission that the synergy cost savings and cost avoidances identified by PE and Enova have been thoroughly evaluated and are reasonably attainable.

                             V.

     THE SYNERGIES RESULTING FROM THE MERGER OF PE AND ENOVA
    COMPARE FAVORABLY WITH THE RESULTS OF OTHER RECENT MERGERS

     As set forth in the testimony of Debra Reed and Frank Ault, the merger of PE and Enova should create synergies of approximately $1.2 billion net of costs to achieve. These anticipated cost savings and cost avoidances are summarized below for a ten-year period (1998-2007). This period is consistent with that utilized in quantification of synergies in other similar utility merger transactions before various regulatory agencies. This ten-year period provides both a short and long-term perspective on potential synergies.

                        SYNERGIES SUMMARY

                           1998-2007 Amount         Percent of
       Area                  ($ Millions)             Total

Corporate Labor                 $538                    38%

Field Support Labor              332                    24

Corporate Programs               462                    33

Facilities                        40                     3

Nonfuel Purchasing                23                     2

Gas Supply                         8                     -

     Total Gross Synergies     1,403                   100%

Less:  Costs to Achieve       (  205)

       Net Synergies          $1,198


     As the above table indicates, corporate labor, field support labor, and corporate programs account for approximately 95% of the anticipated synergies. This heavy emphasis on corporate or administrative cost savings and cost avoidances is to be expected in a merger such as this. PE's primary emphasis is the gas utility operations of its subsidiary, SoCalGas. Although Enova's main subsidiary, SDG&E, is, in part, also a gas utility, it serves an entirely different geographic gas service territory. Moreover, SDG&E's extensive electric operations will be largely unaffected by the merger from a cost savings or cost avoidance perspective. Accordingly, the vast majority of the cost savings and cost avoidances will need to take place in the common administrative functions where PE and Enova engage in duplicative activities.
     The anticipated synergies from the merger of PE and Enova compare favorably with those synergies identified in other recent utility mergers. In particular, I looked at position reductions and nonfuel O&M expense reductions -- two categories that provide a useful basis for comparative assessment of relative merger-related synergies. As indicated in the table immediately below, the position reductions that will result from the merger of PE and Enova are slightly below the average from 12 of the most recent utility transactions proposed prior to the public announcement of the PE and Enova combination (and for which relevant data was available).

                      POSITION REDUCTIONS

Low       =  3.3%

Average   =  8.5%

High      = 11.0

PE/ENOVA  =  7.4%


     The 7.4% position reduction amount for the merger of PE and Enova reflects the estimated total number of position reductions at both PE and Enova (862) compared to the total number of positions at both PE and Enova (11,700) prior to the initiation of evaluation of the merger. Given the lack of significant overlap between the utility operations of PE's and Enova's main subsidiaries discussed above, the fact that the 7.4% reduction amount is slightly below the average reduction figure of 8.4% is understandable and expected.
     Similarly, the nonfuel O&M reductions that will result from the merger of PE and Enova are also below the average reductions from the same 12 transactions:


                     NONFUEL O&M (YEAR 5)

Low       =  5.4%

Average   =  9.9%

High      = 16.0

PE/ENOVA  =  6.2%


     Again, given the lack of substantial overlap between the utility operations of PE's and Enova's main subsidiaries, the disparity between the PE and Enova merger O&M synergies and the average synergies from other recent proposed utility or utility holding company mergers is explainable. In fact, in light of all of the various operational factors affecting the merger of PE and Enova, I believe that the cost savings and cost avoidances from the merger compare favorably with the cost savings and cost avoidances anticipated from the other recent transactions, and are well in line with industry experience.


                           VI.

    PE AND ENOVA HAVE INITIATED AN ONGOING PROCESS TO HELP
              REALIZE THEIR ESTIMATED SYNERGIES

     Merger partners invariably identify potential merger-related synergies at the outset of any merger. However, there is no guarantee that estimated merger-related synergies will actually be realized. Certain categories of synergies are within the sole control of corporate management; other categories are not. In any event, it is my experience that it takes a strong commitment from the management of merging companies to achieve all of the synergies estimated at the outset of a merger. I believe that PE and Enova have made such a commitment.
     The determination of how to position PE and Enova to realize the identified merger synergies and how best to structure and operate the new organization is of critical importance to the successful implementation of the merger. To identify the most effective structure and basis of operation for the new entity, as well as to support the attainment of identified synergies, PE and Enova have initiated planning for combined operations in an even more thorough, detailed, and comprehensive manner. Both companies have created a transition planning process to define integration activities and guide the analysis of individual operating processes and functions. The overall transition planning process will also include cross-functional teams that will be responsible for corporate-wide activities such as information technology.
     To guide this effort, the TMT has been chartered to oversee and lead transition planning. The TMT is comprised of senior management of both PE and Enova and is charged with developing the transition process and managing the effort through its conclusion. The TMT was responsible for direction of the synergies teams' effort and has a scope of responsibility that also encompasses various transaction related issues. This type of transition process is a recommended element of a successful integration program. By conducting this effort, PE and Enova will better position the combined entity to realize anticipated cost savings and cost avoidances.

                           VII.

                         SUMMARY

     PE and Enova have presented the Commission with an estimate of merger-related synergies benefits that is well researched and documented, and consistent with synergy estimates from other recent utility and utility holding company mergers. The process that PE and Enova used to determine these cost savings and cost avoidances, i.e., multiple management teams directed by a senior management group, was detailed, comprehensive, and exceeded the typical process utilized by other companies in similar analyses. Moreover, both companies have rigorously sought to exclude from their estimates cost savings and cost avoidances which are not merger-related. In addition, the ongoing process that PE and Enova have initiated to help them actually realize their estimated merger-related synergies is further evidence of a strong management commitment at both companies to achieving these benefits. In light of all of these factors, I believe that the synergies estimated by PE and Enova have been thoroughly evaluated and are reasonably attainable.
     This concludes my prepared direct testimony.